BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
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(Gaikokuho Joint Enterprise)
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RECEIVED

File No. 82-34816
January 30, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated)and Dividends for the Year Ending March 31, 2007 of the Company's Subsidiary (SEGATOYS CO., LTD.)

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816
January 18, 2007

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated) and Dividends for the Year Ending March 31, 2007 of the Company's Subsidiary (SEGATOYS CO., LTD.)

Notice is hereby given that SEGATOYS CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has adjusted the forecasts of its operating results (consolidated/non-consolidated) and dividends for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007) as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

3. Adjustment to the forecast of year-end dividends per share for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

(yen)

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (A) (publicized on April 28, 2006)	0.00	8.00	8.00
Adjusted forecast (B)	0.00	5.00	5.00
Amount of increase or decrease (B-A)	-	(-) 3.00	(-) 3.00
Rate of increase or decrease	-	(-) 37.5%	(-) 37.5%
(For reference) Results for the previous year (from April 1, 2005 to March 31, 2006)	0.00	5.00	5.00

Taking into consideration the adjustment to the forecasts of the operating results, the projected amount of year-end dividends per share has been adjusted.

[Note on the forecasts of operating results, etc.]

The projected figures in the forecasts of operating results described herein are calculated based on the information available to management as of the date hereof and contain various uncertain factors. Actual results may differ from the projected figures for a variety of factors in the future.

- END -

END